Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
($ in thousands)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Income (loss) before income taxes	$26,549	$(36,349)	$43,988	$(34,272)
Adjustments:
Add fixed charges:
Interest expense	3,276	2,351	6,635	4,567
Rental expense attributable to interest	115	87	214	175

Total fixed charges	3,391	2,438	6,849	4,742

Adjusted earnings (loss)	$29,940	$(33,911)	$50,837	$(29,530)

Ratio of earnings (loss) to fixed charges	8.8	(13.9)	7.4	(6.2)

(a)	For the three and six months ended June 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $36.3 million and $34.3 million, respectively.